Mail Stop 3561

April 2, 2007

T. Alan Walls, Chief Financial Officer and Secretary
Bad Toys Holdings, Inc
2344 Woodridge Avenue
Kingsport, Tennessee, 37664

    Re: **Bad Toys Holdings, Inc.**
              Form 10-KSB/A Amendment 2 for the year ended December 31, 2005
              Filed October 25, 2006
              File No. 000-50059

Dear Mr. Walls:

     We have completed our review of your Form 10-KSB and related filings and do not, at this time, have any further comments.

                    Sincerely,

                    David R. Humphrey
                    Branch Chief- Accountant